Exhibit 99.2

PROXY
RRSAT GLOBAL COMMUNICATIONS NETWORK LTD.
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS FOR USE AT
THE ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON JULY 27, 2010

    The undersigned shareholder of RRsat Global Communications Network Ltd. (the "Company") hereby appoints DAVID RIVEL and GIL EFRON, and each of them, the true and lawful attorney, agent and proxy of the undersigned, with full power of substitution, to vote as described on the reverse all of the Ordinary Shares of the Company that the undersigned is entitled to vote at the Company's Annual General Meeting of Shareholders to be held at the Company's executive offices at Reem, D.N. Shikmim 79813, Israel, on July 27, 2010, at 10:00 a.m. (Israel time), and at any adjournment thereof.

The undersigned hereby acknowledges receipt of the Notice of Annual General Meeting of Shareholders and the proxy statement accompanying such notice, revokes any proxy or proxies heretofore given to vote upon or act with respect to the undersigned's shares and hereby ratifies and confirms all that said proxies, their substitutes, or any of them, may lawfully do by virtue thereof.

    This proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder.

    Unless the undersigned has noted otherwise, the undersigned certifies that:

    1. its holdings and its vote DO NOT REQUIRE the consent of the Israeli Minister of Communications pursuant to Section 1(b) to Annex F to the Company's Special License No. 5-10439-0-96224 or Section 1(b) to Annex H to the Company's Special License No. 5-10439-2-95049; and

    2. it does NOT have a personal interest in the adoption of Proposals Nos. 2 and 3.

 (Continued and to be signed on the reverse side.)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

RRSAT GLOBAL COMMUNICATIONS NETWORK LTD.

July 27, 2010

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:
The Notice of Meeting, proxy statement and proxy card
are available at http://www.amstock.com/ProxyServices/ViewMaterial.asp?CoNumber=15028

Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.

âPlease detach along perforated line and mail in the envelope provided.â

■	20733300000000000000 6 072710

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

						FOR	AGAINST	ABSTAIN
1.	Election of the following nominees as directors:			2.	To approve the appointment and compensation of Yigal Berman as an observer to the Company's Board of Directors	☐	☐	☐
		NOMINEES:		3.	To approve changes to the compensation of the Company's Vice President - Operations.	☐	☐	☐
		m Gilad Ramot	__________	4.	To ratify the appointment and compensation of the Company's independent public accountants.	☐	☐	☐
☐	FOR ALL NOMINEES	m David Rivel	__________
☐	WITHHOLD AUTHORITY FOR ALL NOMINEES	m Amit Ben-Yehuda m Dan Levinson	__________ __________
☐	CUMULATE (See instructions below)	m Alexander Milner m Ron Oren	__________ __________
		m Guy Vaadia	__________
Unless stated otherwise in the line below, I certify that (A) my holdings and my vote DO NOT REQUIRE the consent of the Israeli Minister of Communications pursuant to Section 1(b) to Annex F to the Company's Special License No. 5-10439-0-96224 or Section 1(b) to Annex H to the Company's Special License No. 5-10439-2-95049; and (B) I do NOT have a personal interest in the adoption of
Proposals Nos. 2 and 3:

	INSTRUCTIONS:
To cumulate your vote for one or more of the above nominee(s), fill in the circle next to the nominee you wish to cumulate (as shown here (●) and write the manner in which such votes shall be cumulated in the space to the right of the nominee(s) name(s).

A proxy card will not be considered unless it is received by RRsat Global Communications Network Ltd. (the "Company") at its principal executive offices at Reem, D.N. Shikmim 79813, Israel, or at the offices of the Company's registrar and transfer agent, by July 26, 2010.

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.  ☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:
Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.